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EXHIBIT 6.10

                             Total Film Group, Inc.
                      Promissory Note Conversion Agreement

This Agreement is entered into today between Total Film Group, Inc. and the holders of $4 million of its Promissory Notes including The Orbiter Fund or its designee in the amount of $2 million, Lancer Offshore in the amount of $1,800,000, Bruce Cowen in the amount of $50,000, James Kelly in the amount of $50,000, Martin Garvey in the amount of $50,000 and Capital Research Ltd in the amount of $50,000.

Total Film Group and the above lenders have agreed to a modification of the existing Agreements to facilitate a conversion into common shares upon the signing of this Agreement. The modifications are as follows:

    -  Conversion of the $4 million in Notes       2,936,667 unregistered common
                                                   shares of Total Film Group

    -  Interest accrued                            Forgiven

    -  Transaction Fee                             2% cash fee payable to
                                                   Capital Research Ltd.

The conversion of the Notes does not release Total Film Group from issuing the shares outstanding from the issuance of the $2 million Convertible Promissory Notes to Lancer Offshore and others.

On behalf of Lenders:     The Orbiter Fund                /s/ Michael Lauer

                          Lancer Offshore                 /s/ Michael Lauer

                          Bruce Cowen                     /s/ Bruce D. Cowen

                          James Kelly                     /s/ James Kelly

                          Capital Research                /s/ Bruce D. Cowen

On behalf of Total Film:  Gerald Green                    /s/ Gerald Green

Dated this 28th day of February 2000